June 17, 2014

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Hughes Bates

Re:	AFS SenSub Corp., Registration Statement on Form S-3 Filed March 24, 2014, File No. 333-194765 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of AFS SenSub Corp. (as applicable, the “Depositor” or the “Registrant”) and in response to the letter (the “Original Comment Letter”), dated April 16, 2014 from the staff (the “Staff”) of the Securities and Exchange Commission to Daniel E. Berce, on May 16 we submitted Amendment No. 1 to the above-referenced Registration Statement on Form S-3 (“Amendment No. 1”). On May 27, 2014, a member of the Staff spoke with our outside counsel by telephone and suggested that we consider making supplemental revisions in response to one of the comments set forth in the Original Response Letter. The numbered paragraph below sets forth in italicized text the comment from the Original Comment Letter for which supplemental revisions were suggested, together with the Registrant’s supplemental response.

Supplemental Response to Comment 10. Credit Enhancement, page S-76. We note, for example, on page 50 of the base prospectus that you identify letters of credit as one possible type of credit enhancement; however, the prospectus supplement does not include any disclosure about such credit enhancement. Please revise so that the disclosure on credit enhancement is consistent throughout the registration statement. In doing so, please note that the base prospectus should only include those credit enhancements reasonably contemplated to be included in an actual takedown.

We have reviewed the base prospectus and form of prospectus supplement and revised the base prospectus for consistent listing and discussion of possible types of credit enhancement.

Sincerely,

/s/ Frank E. Brown III

Frank E. Brown III, Esq. Senior Vice President, Corporate Counsel and Secretary

cc:	Daniel E. Berce Chris A. Choate Doug Johnson, Esq. John P. Keiserman, Esq.